Exhibit 99.1

Innocoll Holdings plc Announces Second Quarter 2016 Financial

and Operating Results and Provides Corporate Update

ATHLONE, Ireland, August 17, 2016 — Innocoll Holdings plc (Nasdaq: INNL), a global, specialty pharmaceutical company with late stage development programs targeting areas of significant unmet medical needs, today announced financial and operating results for the three months and six months ended June 30, 2016. Using our proprietary collagen-based technology platform, we manufacture and supply a range of biodegradable and fully bioresorbable pharmaceutical products and medical devices that are precision-engineered for targeted use.

“I am pleased that in the second quarter, we continued to make solid progress in advancing our clinical programs, delivering on important key milestones,” said Tony Zook, Chief Executive Officer of Innocoll. “XARACOLL achieved positive pivotal results in Phase 3 trials, and we are now preparing to submit an NDA to the FDA for the treatment of post-operative pain. Our second Phase 3 drug candidate COGENZIA, for the treatment of diabetic foot infections, completed enrollment of its two clinical trials in late June, with top-line data expected in the early fourth quarter of this year. We also advanced COLLAGUARD, for the prevention of surgical adhesions, into pre-IDE studies as planned. The expansion of our manufacturing facility in Saal, Germany, continues to make headway. The Government of Upper Bavaria has approved our new laboratories for use, and we expect to complete the construction phase of the Saal facility’s commercial manufacturing area this quarter. We have started to ramp up our commercial infrastructure as well by hiring additional talent with deep experience in launching successful pharmaceutical products. Our vision is to provide physicians and patients with innovative new therapeutic options developed from our technology platform, thus serving unmet medical needs while simultaneously increasing shareholder value, and we will continue to work hard on those commitments.”

Second Quarter 2016 and Recent Highlights

•	Announced positive pivotal data in two Phase 3 clinical trials for XARACOLL, which demonstrated highly statistically significant results as a long-acting anesthetic in the reduction of surgical pain following hernia repair. Full analysis of the data will be submitted for medical publication and to the U.S. Food and Drug Administration (FDA) through an NDA for the treatment of post-operative pain, by early 4Q 2016.
•	Completed enrollment in two Phase 3 clinical studies studying COGENZIA in diabetic foot infections. Top line data from these studies are anticipated in the early fourth quarter of this year, followed closely by an NDA submission if the data is positive. COGENZIA’s QIDP designation provides potential eligibility for Fast Track priority review.
•	Started non-clinical studies for COLLAGUARD, with data expected later this quarter. Assuming positive results and availability of resources, filing of an IDE package is expected to follow.
•	Received approval from Government of Upper Bavaria of new quality-controlled laboratories at Saal facility. On track to complete the construction phase of the commercial manufacturing area in the third quarter of 2016, with qualification / validation activities targeted for the fourth quarter of this year. Activities initiated to prepare for pre-approval inspection by the FDA after submission of the XARACOLL NDA.
•	Continued to ramp up on commercial capabilities, including exceptional hires in Suzanne Delaney (formerly of GlaxoSmithKline) as Vice President of Sales and Ken Graham (formerly of Bayer) as Vice President of Managed Markets. Each brings nearly 25 years of pharmaceuticals sales and marketing experience from previous leadership roles, with successful launches of multiple widely recognized pharmaceutical brand drugs.
•	Strengthened our financial position through the additions of cash totaling approximately $49 million to the balance sheet in June. The drawdown of the second tranche from the European Investment Bank (EIB) added $11.2 million, following positive Phase 3 data for XARACOLL. In addition, Innocoll’s completion of a public offering of ordinary shares raised gross proceeds of approximately $40 million. At June 30, 2016, cash and equivalents totaled $53.8 million, compared to $22.7 million as of March 31, 2016. The company plans to manage its resources to extend the cash runway for at least a year and until after the anticipated XARACOLL NDA approval, the company’s priority, expected in the third quarter of 2017.

Second Quarter 2016 Financial Results

Net Loss Attributable to Ordinary Shareholders: Innocoll Holdings plc reported a net loss attributable to its ordinary shares of $12.8 million, or $0.53 per share of Innocoll Holdings plc, for the second quarter of 2016, compared to a loss of $27.6 million, or $1.24 per share of Innocoll Holdings plc, for the second quarter of 2015.

Non-GAAP diluted net loss excluding non-cash expense with respect to share-based compensation and fair value gains and losses on investor options was $15.1 million or $0.62 per share of Innocoll Holdings plc, for the second quarter of 2016, compared to a loss of $10.8 million or $0.49 per share of Innocoll Holdings plc, for the second quarter of 2015.

The weighted average number of ordinary shares outstanding increased from 22.3 million in the second quarter of 2015 to 24.4 million in the second quarter of 2016, primarily as a result of Innocoll Holdings plc’s follow-on public offering in the second quarter of 2016. The total number of shares outstanding as at June 30, 2016 was 29.7 million.

Revenues: Revenues were $1.3 million for the second quarter of 2016 as compared to $0.6 million in the second quarter of 2015. This increase was primarily due to an increase in sales to EUSA Pharma of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection, following the stabilization of the EUSA Pharma business following the transfer from Jazz Pharmaceuticals.

Research and Development (R&D) Expenses: R&D expenses were $10.6 million for the second quarter of 2016 as compared to $4.9 million for the second quarter of 2015. R&D expenses in the second quarter of 2016 included $9.6 million in external clinical research expenses, which was primarily driven by our Phase 3 COGENZIA efficacy trials and the conclusion of our Phase 3 XARACOLL efficacy trials. R&D expenses are expected to decrease significantly in the future as the company concludes the COGENZIA clinical studies and files the XARACOLL NDA.

General and Administrative (G&A) Expenses: G&A expenses were $6.0 million for the second quarter of 2016 as compared to $4.2 million for the second quarter of 2015. Excluding stock-based compensation charges, G&A expenses for the second quarter of 2016 were $3.9 million as compared to $3.4 million for the second quarter of 2015. The increase in G&A, excluding stock-based compensation, was primarily due to our continued infrastructure build out to support clinical programs and the initiation of our pre-commercialization investment.

Other Operating Income/(Expense): Other income was $4.3 million for the second quarter of 2016 as compared to other expense of $17.8 million for the second quarter of 2015. Other income in the second quarter consisted primarily of non-cash items due to the fair value income of investor options outstanding and foreign exchange gains, partially offset by interest on the company’s existing loan with the European Investment Bank (EIB). Other expense in the second quarter of 2015 consisted primarily of $15.9 million fair value expense of investor options outstanding and foreign exchange losses of $1.9 million.

Six Month 2016 Financial Results

Net Loss Attributable to Ordinary Shareholders: Innocoll Holdings plc reported a net loss attributable to its ordinary shareholders of $35.9 million, or $1.50 per share of Innocoll Holdings plc, for the six months ended June 30, 2016, compared to a loss of $34.0 million, or $1.60 per share of Innocoll Holdings plc for the six months ended June 30, 2015.

Non-GAAP diluted loss excluding non-cash expense with respect to share-based compensation and fair value gains and losses on investor options was $36.3 million or $1.51 per share of Innocoll Holdings plc, for the six months ended June 30, 2016, compared to a loss of $13.1 million, or $0.62 per share of Innocoll Holdings plc, for the six months June 30, 2015.

The weighted average number of Innocoll Holdings plc ordinary shares outstanding increased from 21.2 million during the six months ended June 30, 2015, to 24.0 million during the six months ended June 30, 2016, primarily as a result of Innocoll Holdings plc’s follow-on public offering in the second quarter of 2016. The total number of shares outstanding as at June 30, 2016 was 29.7 million.

Revenues: Revenues were $2.9 million for the six months ended June 30, 2016 as compared to $1.3 million for six months ended June 30, 2015. This increase was primarily due to an increase in sales to EUSA Pharma of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection, following the stabilization of the EUSA Pharma business following the transfer from Jazz Pharmaceuticals.

Research and Development (R&D) Expenses: R&D expenses were $25.6 million for the six months ended June 30, 2016 as compared to $10.3 million for the six months ended June 30, 2015. R&D expenses in the six months ended June 30, 2016 included $23.6 million in external clinical research expenses, which was primarily due to ramp-up and completion of our Phase 3 XARACOLL efficacy trials and the ramp-up of our Phase 3 COGENZIA efficacy trials. R&D expenses are expected to decrease significantly in the future as the company concludes the COGENZIA clinical studies and files the XARACOLL NDA.

General and Administrative (G&A) Expenses: G&A expenses were $13.4 million for the six months ended June 30, 2016 as compared to $7.6 million for the six months ended June 30, 2015. Excluding stock-based compensation charges, G&A expenses for the six months ended December 30 2016 were $9.4 million as compared to $5.9 million for the six months ended June 30, 2015. The increase in G&A, excluding stock-based compensation, was primarily due to $2.2 million of one-off expenses related to the re-domiciliation of the company to Ireland, our continued infrastructure build out to support clinical programs, and the initiation of our pre-commercialization investment.

Other Operating Income/(Expense): Other income was $3.5 million for the six months ended June 30, 2016 as compared to an expense of $14.5 million for the six months ended June 30, 2015. Other income in the six months ended June 30, 2016 consisted primarily of non-cash items due to the fair value income of investor options outstanding, partially offset by interest on the company’s existing loan with the European Investment Bank (EIB). Other expense in the six months ended June 30, 2015 consisted primarily of $19.1 million fair value expense of investor options outstanding, partially offset by foreign exchange gains of $4.6 million.

Cash Position

As of June 30, 2016, cash and cash equivalents totaled $53.8 million compared to $22.7 million as of March 31, 2016. The cash and cash equivalents position includes the $37.4 million net proceeds from the public equity follow-on and $11.2 million from the drawdown of the second tranche of the European Investment Bank loan.

We expect that our rate of expenses will decrease significantly following the completion of our pivotal studies for XARACOLL, as our clinical studies for COGENZIA come to a conclusion, and as we complete the expansion of our Saal, Germany manufacturing facility. We plan to manage our resources to extend the cash runway for at least a year and until after the anticipated XARACOLL NDA approval, expected in the third quarter of 2017.

For further financial information for the quarter ended June 30, 2016, please refer to the financial statements appearing at the end of this release.

Conference Call

Innocoll management will host a conference call today at 8:30 a.m. ET to discuss second quarter financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the “Innocoll second quarter financial results conference call.” A live webcast of the call can be accessed under “Events and Presentations” in the Investors section of the Company’s website at www.innocoll.com.

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 89801826. The telephone replay will be available until 11:59 p.m. ET on August 24, 2016.

About Innocoll Holdings plc

Innocoll is a global, specialty pharmaceutical company with late stage development programs that is dedicated to engineering better medicines to help patients get better. Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to wound and/or surgery sites, they are designed to provide a range of benefits. The company’s late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XARACOLL for the treatment of postoperative pain; COGENZIA (INL-002), a gentamicin-collagen topical matrix for the adjuvant treatment of diabetic foot infections; and COLLAGUARD (INL-003), a barrier for the prevention of post-surgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, Biomet 3i and Biomet. All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

For more information, please visit www.innocoll.com.

CollaRx®, Collatamp®, COLLAGUARD®, Collieva®, CollaCare®, Collexa®, COGENZIA® LidoColl®, LiquiColl®, and XARACOLL® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-GAAP Financial Measures

This press release includes certain numerical measures that are or may be considered “non-GAAP financial measures” under the SEC’s Regulation G. “GAAP” refers to generally accepted accounting principles in the United States. The reconciliations of such measures to the most comparable GAAP figures, in accordance with Regulation G, are included herein.

To supplement our unaudited consolidated financial statements prepared in accordance with U.S. GAAP, we disclose certain non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments and fair value expense or income on investor options outstanding. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense or income that may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share is intended as a supplemental measure of our performance. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with U.S. GAAP. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

Any statements in this press release about our ongoing development of XARACOLL and our other product candidates; our interpretation of the data and results from our clinical trials; our plans for, and the expected timing of, our XARACOLL NDA submission with the FDA; our plans to develop and commercialize XARACOLL and its market potential; the potential therapeutic and other benefits of XARACOLL and our other product candidates, our expectations regarding future events, including statements regarding the therapeutic benefit and safety profile of XARACOLL, plans and prospects, including statements about the development of our product candidates and the timing, conduct, enrollment and outcome of our clinical studies, the availability and receipt of data from those studies, our ability to sell any approved products, the risk that the FDA may not accept data, plans and objectives for regulatory approval, and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may”, “might,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Such forward-looking statements involve substantial risks and uncertainties including, but not limited to, the risk that the FDA and foreign regulatory authorities may not agree with our interpretation of the data from our clinical trials of XARACOLL and may require us to conduct additional clinical trials; XARACOLL may not receive regulatory approval or be successfully commercialized; our plans to develop and manufacture XARACOLL, COGENZIA and our other product candidates; our ability to secure Fast Track priority review for COGENZIA; our ability to successfully progress our clinical programs and achieve important key milestones; our receipt of top-line data for COGENZIA’s in accordance with the timeframe presented; our ability to successfully and timely complete the expansion of our manufacturing facility in Saal, Germany; our ability to provide physicians and patients with innovative new therapeutic options developed from our technology platform; our ability to timely submit, and have accepted for publication, XARACOLL data through an NDA; our ability to ramp up commercial capabilities and realize benefits from new hires; our ability to timely complete studies, and the timing of our ability to submit a full IDE package with the Pilot (Feasibility) Clinical Study for COLLAGUARD; the results of clinical trials for XARACOLL, COGENZIA and our other product candidates; the timing of, and our ability to obtain, regulatory approval of XARACOLL, COGENZIA and our other product candidates; our manufacturing and marketing capabilities; the timing of, and our ability to obtain, regulatory approvals for the expansion of our manufacturing facility; the sufficiency of cash resources and need for additional financing, or other actions and factors discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The scientific information discussed in this news release related to Innocoll’s product candidates is preliminary and investigative. Such product candidates are not approved by the U.S. Food and Drug Administration, and no conclusions can or should be drawn regarding the safety or effectiveness of the product candidates.

Corporate:

Pepe Carmona

Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Jeannie Sorenson, M.D.

Vice President, Investor Relations

(314) 458-7355

jsorenson@innocoll.com

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	06/30/16	06/30/15	06/30/16	06/30/15
Thousands of US$ (except share and share data)	($’000)	($’000)	($’000)	($’000)

Revenue	$1,305	$629	$2,864	$1,323
Cost of sales	(1,878)	(1,291)	(3,589)	(2,829)
Gross loss	(573)	(662)	(725)	(1,506)
Research and development expenses	(10,608)	(4,906)	(25,576)	(10,277)
General and administrative expenses	(6,042)	(4,179)	(13,428)	(7,589)
Loss from operating activities - continuing operations	(17,223)	(9,747)	(39,729)	(19,372)
Other income/(expense)	4,257	(17,830)	3,540	(14,517)
Loss before income tax	(12,966)	(27,577)	(36,189)	(33,889)
Income tax benefit/(expense)	117	(27)	286	(62)
Loss for the period - all attributable to equity holders of the company	(12,849)	(27,604)	(35,903)	(33,951)
Other comprehensive (loss)/income:
Currency translation adjustment	(65)	200	55	(451)
Total comprehensive loss for the period	$(12,914)	$(27,404)	$(35,848)	$(34,402)
Basic and diluted loss per share	$(0.53)	$(1.24)	$(1.50)	$(1.60)

INNOCOLL HOLDINGS PLC

NON-GAAP NET EARNINGS (UNAUDITED)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
Numerator for non-GAAP loss per share -Thousands of	06/30/16	06/30/15	06/30/16	06/30/15
US$ (except share and share data)	($’000)	($’000)	($’000)	($’000)

Net loss - basic	$(12,849)	$(27,604)	$(35,903)	$(33,951)
Share based payments	2,102	829	4,013	1,705
Fair value (gain)/expense on warrants	(4,318)	15,937	(4,418)	19,134
Non-GAAP net loss - basic and diluted	(15,065)	(10,838)	(36,308)	(13,112)
Denominator - number of shares:
Weighted-average shares outstanding - basic and diluted	24,353,498	22,311,004	24,007,703	21,225,693
Loss per share:
Basic and diluted	$(0.62)	$(0.49)	$(1.51)	$(0.62)

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2016 and December 31,2015

Thousands of US$	06/30/16	12/31/15
	(unaudited)
	($’000)	($’000)
Assets	$	$
Current assets
Cash and cash equivalents	53,795	42,186
Trade and other receivables	4,938	4,567
Inventories	2,094	1,808
Deferred taxation	317	-
Total current assets	61,144	48,561
Property, plant and equipment	9,664	4,199
Total non-current assets	9,664	4,199
Total assets	$70,808	$52,760
Liabilities
Current liabilities
Trade and other payables	$19,289	$14,411
Deferred income	1,849	2,219
Current taxes payable	191	20
Deferred taxation	-	263
Total current liabilities	21,329	16,913
Interest bearing loans and borrowings	28,878	16,400
Warrant liability	7,080	11,498
Defined benefit pension liability	50	49
Total non-current liabilities	36,008	27,947
Total liabilities	57,337	44,860
Equity
Share capital	323	1,943
Additional paid -in capital	216,419	173,353
Currency translation reserve	(1,189)	(1,244)
Treasury shares	(27)	-
Accumulated deficit	(202,055)	(166,152)
Total equity attributable to equity holders of the company	13,471	7,900
Total liabilities and equity	$70,808	$52,760

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
Thousands of US$	06/30/16	06/30/15	06/30/16	06/30/15
	($’000)	($’000)	($’000)	($’000)
Operating activities loss for the period	$(12,849)	$(27,604)	$(35,903)	$(33,951)
Adjustments for:
Other (income)/expense	(4,257)	17,830	(3,540)	14,517
Income tax (benefit)/expense	(117)	27	(286)	62
Loss on the sale of fixed assets	-	-	-	1
Non-cash items
Depreciation of property, plant & equipment	113	87	208	170
Share based payment	2,102	829	4,013	1,705
Foreign exchange gains/(losses)	35	(99)	(65)	(258)
Operating cash outflows before movements in working capital	(14,973)	(8,930)	(35,573)	(17,754)
Increase in inventories	(206)	(314)	(286)	(118)
Decrease/(increase) in trade and other receivables	15	(1,069)	(371)	(3,051)
Increase in trade and other payables	1,089	1,787	4,878	1,901
(Decrease)/increase in deferred income and defined benefit pension liability	(116)	29	(369)	348
Income taxes paid	(68)	(27)	(124)	(65)
Net cash used in operating activities	(14,259)	(8,524)	(31,845)	(18,739)
Cash flows from investing activities:
Purchases of property, plant and equipment	(3,082)	(704)	(5,497)	(841)
Interest received	1	(30)	8	(2)
Net cash used in investing activities:	(3,081)	(734)	(5,489)	(843)
Cash inflows from financing activities:
Proceeds from issue of shares	37,403	15,992	37,406	15,992
Proceeds from interest bearing loans & borrowings	11,240	-	11,240	-
Net cash inflows from financing activities	48,643	15,992	48,646	15,992
Net decrease in cash and cash equivalents	31,303	6,734	11,312	(3,590)
Cash and cash equivalents at the beginning of the period	22,743	45,578	42,186	55,382
Effect of foreign exchange rate changes	(251)	(60)	297	460
Cash and cash equivalents at the end of the period	$53,795	$52,252	$53,795	$52,252

INNOCOLL HOLDINGS PLC

RECONCILIATION OF NON-GAAP NET LOSS TO NEAREST COMPARABLE GAAP MEASURE (UNAUDITED)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	06/30/16	06/30/15	06/30/16	06/30/15
Thousands of US$	($’000)	($’000)	($’000)	($’000)

Net loss attributable to equity holders of the company	$(12,849)	$(27,604)	$(35,903)	$(33,951)
Share based payments	2,102	829	4,013	1,705
Fair value (gain)/expense on warrants	(4,318)	15,937	(4,418)	19,134
Non-GAAP net loss	(15,065)	(10,838)	(36,308)	(13,112)